UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On March 3, 2026, Cognyte Software Ltd. issued a press release announcing the authorization of a share repurchase program. A copy of the press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX
  The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release of Cognyte Software Ltd., dated March 3, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

March 3, 2026	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer